04030456

Antena 3

Director of the Legal Department

RECEIVED
2004 MAY 26 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATE: 13th May 2004

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

82-34762

SUPPL

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: SHAREHOLDERS' ORDINARY MEETING
Number of pages including this one: 8

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of significant event that has been filed today before the Spanish National Securities Market Commission in its English version, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión, including the proposals of the Board of Directors approved by Shareholders' Ordinary General Meeting.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

5/27

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

Antena 3 de Televisión, S.A. and, in its name, Ms. Carmen Rodríguez, as Deputy Secretary of the Board of Directors, informs about the following

SIGNIFICANT EVENT

The Shareholders' Ordinary General Meeting of Antena 3 de Televisión, S.A., held today, 12th May, at 12:00 h., in first call, with the attendance of 83 shareholders, either present or represented, owners of 41,731,998 shares representing 75.117% of the capital stock of the Company, approved all the proposals submitted by the Board of Directors to be discussed and resolved by such Shareholders' General Meeting, the full text of which is attached.

San Sebastián de los Reyes (Madrid), 12th May 2004.

Proposal related to point I of the Agenda: Review and approval of the annual accounts (Annual Report, Balance Sheet and Profit and Loss Account) and the management report of Antena 3 de Televisión, S.A. and its consolidated group of companies, for the year ended on 31st December 2003, as well as the corporate management for such year, and decision on the allocation of results.

To approve, in accordance with the terms stated in the legal documentation, the annual accounts (Annual Report, Balance Sheet and Profit and Loss Account) and the management report of Antena 3 de Televisión, S.A. and its consolidated group of companies, corresponding to year 2003 as formulated by the Board of Directors.

As to the allocation of the results, and considering its negative nature, to record losses for 2003 which amount to euro 208,351,000 as established in the accounting legislation in force. Such losses will be recorded under the caption *Deferred Losses*.

To approve the management of the Board of Directors of Antena 3 de Televisión, S.A. corresponding to fiscal year 2003.

Proposal related to point II of the Agenda: Measures necessary to maintain the stability of the subsidiary UNIPREX, S.A.U.

To adjust the shareholders' equity of Uniprex, S.A.U. in the following manner:

- To decrease the capital stock from the current amount of euro 43.391,000 to euro 0, crediting it to losses from previous years.
- To increase the capital stock by euro 60,000. This capital increase is fully subscribed by the current sole shareholder of Uniprex, S.A.U., i.e. Publicidad 3, S.A.U.
- Granting by Publicidad 3, S.A.U. of a new participating loan for an amount of euro 96,130,000, under the same terms and conditions as the existing one.

Proposal related to point III of the Agenda: Ratification of the Directors appointed by the Board of Directors, through the cooptation system, since the last General Meeting.

To ratify in their offices, for the statutory term of five years from the date of their appointment, the following Directors who have been unanimously appointed through cooptation by the Board itself in the meeting held on 29th October 2003:

1. Mr. Nicolas Abel Bellet de Tavernost, shareholder of the Company, to fill the vacancy caused by the prior resignation, on the same date, of the company RTL Group Communications, S.L., of which the Director appointed was the representative in the Board of Directors of Antena 3 de Televisión, S.A.

2. Mr. Thomas Rabe, shareholder of the Company, to fill the vacancy caused by the prior resignation, on the same date, of the company RTL Group, S.A., of which the Director appointed was the representative in the Board of Directors of Antena 3 de Televisión, S.A.

3. Mr. José Luis López de Garayo Gallardo, shareholder of the Company, to fill the vacancy caused by the prior resignation of Mr. Eduardo Sanfrutos Gambín, accepted by the Board in its previous meeting held on 30th September.

Proposal related to point IV of the Agenda: Fixing of the maximum aggregate remuneration to be annually perceived by the Directors from the Company for whatever reason.

The remunerations to be perceived by the Directors from the Company, for whatever reason, will have the following limits:

1. 1. The total of: a) the allowances perceived by the Directors during the year, in accordance with the provisions of the first paragraph of article 34 of the Corporate Bye-laws and agreed from time to time by the Meeting, plus b) the remuneration perceived in consideration of the professional, mercantile or work relationships of the members of the Board of Directors, in accordance with the provisions of the second paragraph of article 34 of the Corporate Bye-laws, irrespective of whether they have been granted powers or not, and as a result of any functions performed for the Company (either of a general management, other managerial, executive, advisory and consulting nature or the rendering of any other services, but different from the supervision and decision functions as Directors), may not exceed, in aggregate for all the Directors and during each year, the sum of EURO THREE MILLION (€ 3,000,000).
   In the exceptional case that the number of meetings of the Board or of its Committees to be held during a given year, plus the sums described in paragraph 1.b), reach the maximum figure stated above, the remaining meetings of the Board or of its Committees to be held such year will not give right to perceive any allowances.
2. Additionally, in the case that the contracts governing the relationships referred to in paragraph 1.b) above include clauses or covenants that, in case of an early or unilateral termination by the Company, oblige the Company to pay to the other party any indemnities or considerations stated in the contract itself, the total amount of such indemnities or considerations may not exceed, for all the contracts from time to time in force, the sum of EURO THREE MILLION (€ 3,000,000). The eventual payment, if any, of these sums will not be computed for the purposes of the limit set in paragraph 1 above.
3. Those remunerations, if any, derived from incentive or variable remuneration schemes expressly approved by the General Meeting will be excluded from the scope of this resolution.

Proposals related to point V of the Agenda: Variable remuneration and fidelization triennial scheme for the top management of Antena 3 Group.

To approve a variable remuneration and fidelization triennial scheme for the top management of Antena 3 Group, subject to the following terms and conditions:

1. **Beneficiaries**

All the managers, either Directors or not, determined by the Board of Directors and who maintain a work relationship with the Company will be eligible for the Scheme, subject to the amounts and conditions set out by the Board and to the prior report of the Appointments and Remunerations Committee.

Similarly, those persons, Directors or not, determined by the Board of Directors and who are bound to the Antena 3 Group by a service agreement will also be eligible subject to the amounts and conditions set out by the Board and to the prior report of the Appointments and Remunerations Committee.

The members of the Board of Directors will not be eligible for the Scheme for the mere fact of holding such offices.

2. **Term of the Scheme**

The Scheme will end on 10th July 2009, in accordance with the following provisions.

3. **Terms and Conditions of the Scheme**

The global amount of the variable remuneration for all the beneficiaries will be set up by the Board of Directors before 30th June 2007, and will be the result of adding the following parameters:

- TWO PERCENT (2%) of multiplying by 11.6 the difference between EURO ONE HUNDRED AND TWENTY MILLION (€ 120,000,000) and the consolidated EBITDA of Antena 3 Group as at 31st December 2006, in accordance with the accounts formulated and audited.
- ONE PERCENT (1%) of the difference between EURO ONE THOUSAND THREE HUNDRED AND NINETY TWO MILLION (€ 1,392,000,000) and the average value of the Company on the Stock Exchange during December 2006, with a maximum of EURO TWO THOUSAND MILLION (€ 2,000,000,000).

The resulting global amount will be paid to beneficiaries according to the proportion established for each one of them by the Board of Directors, as follows:

a. At least 30%, cash, before 10th July 2007
b. The rest, in shares of the Company, in one of the following three dates, at the option of the beneficiary:
    - 10th July 2007
    - 10th July 2008
    - 10th July 2009

The beneficiary shall decide which one of the three dates he/she irrevocably selects, before 10th July 2005.

The number of shares to be allocated to the beneficiary will depend on the date selected:

- If the beneficiary selects 10th July 2007, the number of shares allocated will be the result of dividing his/her participation in the global amount of the variable remuneration (after deducting the sum paid cash) by the average value of the share in December 2006.
- If the beneficiary selects 10th July 2008, the number of shares allocated will be the result of dividing his/her participation in the global amount of the variable remuneration (after deducting the sum paid cash) by the arithmetic mean of the following two figures: (i) the average value of the share in December 2007 and (ii) € 25.2.
- If the beneficiary selects 10th July 2009, the number of shares allocated will be the result of dividing his/her participation in the global amount of the variable remuneration (after deducting the sum paid cash) by € 25.2.

In the three cases, excesses will be eliminated.
Upon reception, the variable remuneration will include, at least, a number of shares equivalent to the number whose average market value in June of the relevant year equals the global amount of the variable remuneration as if it had been set up on 30th June 2007, after deducting the sum paid cash.
In any case, the maximum number of shares to be allocated in accordance with the Scheme will be ONE MILLION ONE HUNDRED AND ELEVEN THOUSAND ONE HUNDRED AND TWENTY (1,111,120) SHARES (2% of the current capital stock). If, for any reason, the number of shares after applying the terms and conditions of the Scheme exceeds the number stated herein, the variable remuneration will be paid cash to those beneficiaries who have not received it yet, and the sum to be paid will be calculated by multiplying the number of shares that would have been allocated in the absence of the above limitation by the average value of the share during the calendar month before the date on which the relevant sum should have been paid.

4. <u>EBITDA</u>

In this Scheme, EBITDA will be understood, for the purposes of the consolidated financial statements of Antena 3 de Televisión, S.A. for each fiscal year, as the consolidated gross profit before:

i. Any provision made for fiscal/Corporation Tax reasons;
ii. Any interests or fees paid or to be paid by any company of the consolidated group with respect to any borrowing;
iii. Any item considered extraordinary or exceptional;
iv. Any amount allocated to the depreciation of intangible fixed assets (including goodwill) or the depreciation of tangible fixed assets;
v. Net exchange rate differences.

5. <u>Delegation in the Board of Directors</u>

The Board of Directors is empowered to apply, execute and develop this resolution including, without limitation, the following faculties:

a) To adjust the terms of the resolution in those cases where the relationship of a beneficiary with Antena 3 Group is terminated while the Scheme is in force, on the basis of the reasons for termination, as well as the nature and term, indefinite or definite, as appropriate, of the relevant relationship.

b) To cease its application until the next General Meeting in the case that exceptional. circumstances notably alter the balance of the relationship between Antena 3 and the beneficiaries, to the detriment of the Company.

The decision on determining the beneficiaries of the triennial variable remuneration and fidelization scheme for the management of Antena 3 Group will be delegated in the Chairman and in the Chief Executive Officer, as well as the fixing of the proportion of the global amount to be allocated to each beneficiary, all subject to a prior report to be submitted to the Appointments and Remunerations Committee.
The decision on such proportions will be taken before the holding of the Shareholders' General Meeting to which such Scheme will be submitted for approval, and the document establishing the allocation of such proportions will be signed by the Chairman, the Chief Executive Officer and the Secretary of the Board of Directors. The document will be kept under the custody of the Chief Executive Officer.

Proposal related to point VI of the Agenda: To authorize the derivative purchase of treasury stock either directly or through the intermediary of companies of the group, and to authorize, if appropriate, to allocate the treasury stock portfolio to pay the relevant remunerations under the triennial and fidelization scheme referred to the in the previous point.

To authorize the Company to purchase, either directly or through the intermediary of any of its affiliates, shares of Antena 3 de Televisión, S.A., through any legal means, and to authorize their disposal or subsequent redemption in accordance with article 75 and related ones of the Corporations Law.

The purchase of such treasury shares will be subject to the following conditions:

- ✓ The nominal value of the shares purchased, added to the shares owned by Antena 3 de Televisión, S.A. and its affiliates, shall not exceed five percent of the capital stock;
- ✓ To record on the liabilities side of the Balance Sheet of the company a non-available reserve equivalent to the amount of the treasury shares recorded on the assets side. Such reserve must be maintained as far as the shares are not disposed of or redeemed.
- ✓ The shares purchased must be fully paid up.
- ✓ The purchase price cannot be either lower than the nominal value or higher than 5 percent of the listing value of the treasury stock purchased in the official secondary market at the time of the acquisition. Such operations must abide by the rules and common practices of the securities markets.

It is expressly authorized to allocate, wholly or partially, the shares purchased by the Company or its affiliates on the basis of this authorization, to the employees or administrators of Antena 3 de Televisión, S.A. or its group companies when there is a right, acknowledged directly or as a consequence of the exercise of the eventual stock option rights of the holders in accordance with the duly approved remuneration schemes. The object of this authorization will be expressly stated for

the purposes set out in the provisions of article 75, paragraph 1, of the Corporations Law.

The Board of Directors holds the broadest powers to use the authorization that is the subject matter of this resolution for the purposes of its full implementation and development. Such powers may be delegated in favour of the Executive Committee, the Chief Executive Officer or any other person expressly empowered by the Board of Directors to that effect and within the scope deemed appropriate.

This authorization will be in force for a term of 18 months from the date of the holding of this General Meeting. The authorization granted to the Board of Directors by the Shareholders' Extraordinary General Meeting held on 29th August 2003 with an expiry term ending on the date of the holding of the 2004 Ordinary General Meeting is hereby revoked.

Proposal related to point VII of the Agenda: To appoint the auditors of Antena 3 de Televisión, S.A. and its consolidated group of companies.

To reelect the company Deloitte & Touche España, S.L., in accordance with the provisions of article 204 of the Corporations Law and article 153 of the Regulations of the Mercantile Registry, as auditors in charge of the verification of the annual accounts of Antena 3 de Televisión, S.A. and its consolidated group of companies for a term of one year, i.e. for the current year 2004.

Proposal related to point VIII of the Agenda: To delegate powers to execute, construe, cure and execute the resolutions adopted by the Shareholders' General Meeting and to delegate the powers granted by the Meeting to the Board of Directors and to grant powers to convert such resolutions into a public deed.

To joint and severally empower the Chief Executive Officer, the Non-Director Secretary and the Non-Director Deputy Secretary of the Board of Directors so that any of them may carry out any actions considered appropriate in connection with the execution of the resolutions adopted by this General Meeting in order to register them with the Mercantile Registry and any other Registries especially including, among other faculties, the faculty to appear before a Notary Public to grant the deeds and certificates deemed necessary or appropriate to that effect, to request their partial registration and to execute any other public or private document necessary to register such resolutions, including ratification, construction, correction, clarification or rectification deeds.